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Exhibit 12

RITE AID CORPORATION AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

        We have calculated the ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income from continuing operations plus fixed charges, before capitalized interest. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense, preferred stock dividend requirement and that portion of rental expense which is representative of the interest factor in those rentals.

	Year Ended
	March 3, 2018	March 4, 2017	February 27, 2016	February 28, 2015	March 1, 2014
	(52 Weeks)	(53 Weeks)	(52 Weeks)	(52 Weeks)	(52 Weeks)
	(dollars in thousands)
Fixed charges:
Interest expense	$202,768	$200,065	$186,132	$116,997	$127,569
Interest portion of net rental expense(1)	209,504	211,513	202,497	200,525	199,018

Fixed charges before capitalized interest and preferred stock dividend requirements	412,272	411,578	388,629	317,522	326,587
Preferred stock dividend requirements(2)	—	—	—	—	16,636
Capitalized interest	223	129	142	105	197

Total fixed charges	412,495	411,707	388,771	317,627	343,420
Earnings:
(Loss) income before income taxes	(43,545)	48,518	151,600	272,333	196,858
Preferred stock dividend requirements(2)	—	—	—	—	(16,636)
Fixed charges before capitalized interest	412,272	411,578	388,629	317,522	343,223

Total adjusted earnings	368,727	460,096	540,229	589,855	523,445

Earnings to fixed charges excess (deficiency)	$(43,768)	$48,389	$151,458	$272,228	$180,025

Ratio of earnings to fixed charges(3)	0.89	1.12	1.39	1.86	1.52

(1)
The interest portion of net rental expense is estimated to be equal to one-third of the minimum rental expense for the period.

(2)
The preferred stock dividend requirement is computed as the pre-tax earnings that would be required to cover preferred stock dividends.

(3)
For the years ended March 1, 2014, February 28, 2015, February 27, 2016, and March 4, 2017 earnings were sufficient to cover fixed charges by approximately $180.0 million, $272.2 million, $151.5 million, and $48.4 million, respectively. For the year ended March 3, 2018, earnings were insufficient to cover fixed charges by approximately $43.8 million.

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  Exhibit 12
RITE AID CORPORATION AND SUBSIDIARIES STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES